

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2023

Rowland Day
President
OneMeta Inc.
450 South 400 East, Suite 200
Bountiful, UT 84010

> **Re: OneMeta Inc.**
> **Correspondence to Form 10-12G**
> **Filed September 12, 2023**
> **File No. 000-56565**

Dear Rowland Day:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rowland Day